Exhibit 99.1

QIWI Announces Third Quarter 2016 Financial Results

Third Quarter Total Adjusted Net Revenue Increased 5% to RUB 2,662 Million and Adjusted Net Profit

Increases 12% to RUB 1,271 Million or RUB 20.90 per diluted share

QIWI announces its new project SOVEST

QIWI reiterates 2016 Guidance

Board of Directors Approves Dividend of 22 cents per share

NICOSIA, CYPRUS – November 22, 2016 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the third quarter ended September 30, 2016.

Third Quarter 2016 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 5% to RUB 2,662 million ($42.1 million)

•	Adjusted EBITDA increased 25% to RUB 1,669 million ($26.4 million)

•	Adjusted Net Profit increased 12% to RUB 1,271 million ($20.1 million), or RUB 20.90 per diluted share

•	Total payment volume decreased 19% to RUB 214.5 billion ($3.4 billion)

“Although in the third quarter we continued to face challenges across most market verticals in our core business that were triggered among other factors by the macroeconomic slowdown in Russia, I’m happy to provide some important updates on our strategy and development,” said Sergey Solonin, QIWI’s chief executive officer. “Notwithstanding the challenging market, we managed to increase our payment adjusted net revenue as well as adjusted net profit. Further, I’m glad to introduce our new project SOVEST – an incredibly convenient and beneficial financial instrument targeted at a wide range of customers. I believe that although current environment pressures our core growth, we are firmly positioned to execute our strategy, widen our scope of services and enrich current payment landscape with new innovative solutions.”

Third Quarter 2016 Results

Revenues: Total Adjusted Net Revenue for the quarter ended September 30, 2016 was RUB 2,662 million ($42.1 million), an increase of 5% compared with RUB 2,529 million in the prior year.

Payment Adjusted Net Revenue was RUB 2,105 million ($33.3 million), an increase of 15% compared with RUB 1,836 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an improvement in yields across all market verticals resulting from pricing optimization and shift in product mix as well as volume growth in the E-commerce market vertical partially offset by a decrease in payment volumes in the Telecom, Money Remittances, Financial Services and Other market verticals.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue including revenue on overdrafts provided to agents, revenue from rent of space for kiosks, cash and settlement services and advertising, was RUB 557 million ($8.8 million), a decrease of 20% compared with RUB 693 million in the prior year. The decline in the third quarter was mainly due to decrease in cash and settlement services. Inactivity fees for the third quarter ended September 30, 2016 were RUB 348 million ($5.5 million) compared with RUB 321 million in the prior year as a result of changes to the write-off policy. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts decreased 44% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 5% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended September 30, 2016, Adjusted EBITDA was RUB 1,669 million ($26.4 million), an increase of 25% compared with RUB 1,340 million in the prior year. Adjusted EBITDA increase was largely due to the increase in Adjusted Net Revenue as well as the immaterial bad debt expense in the third quarter 2016 as opposed to the bad debt expense of RUB 90 million in the third quarter of 2015 and lower personnel (excluding the effect of share-based payments) and office maintenance expenses as compared to the same period in the prior year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 62.7% compared with 53.0% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 1,321 million ($20.9 million), an increase of 30% compared with RUB 1,019 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 57.1% compared with 46.2% in the prior year.

Adjusted Net Profit: For the quarter ended September 30, 2016, Adjusted Net Profit was RUB 1,271 million ($20.1 million), an increase of 12% compared with RUB 1,133 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA offset by a decrease of foreign exchange gain1 generated in the third quarter 2016 as compared to the third quarter of 2015. Adjusted Net Profit excluding inactivity fees (net of tax) increased 13% compared with the same period in the prior year.

Other Operating Data: For the quarter ended September 30, 2016, total payment volume was RUB 214.5 billion ($3.4 billion), a decrease of 19% compared with RUB 265.1 billion in the prior year. Dynamics of payment volume was driven by mixed trends across market verticals with growth in E-commerce offset by declining volumes across all other market verticals. Payment average net revenue yield was 0.98%, an increase of 29 bps compared with 0.69% in the prior year primarily due to the optimization of pricing and shift of the revenue mix towards higher yielding services.

Total average Net Revenue Yield was 1.24%, an increase of 29 bps as compared with 0.95% in the prior year. Total average Net Revenue Yield excluding the effect of inactivity fees was 1.08%, an increase of 25 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 163,049 including Contact and Rapida physical points of service, a decrease of 6% compared with the prior year, primarily resulting from enhanced controls that the Central Bank of Russia has implemented over the agents. The number of active Visa Qiwi Wallet accounts was 16.5 million as of the end third quarter of 2016, a decrease of 0.2 million, or 1%, as compared with 16.7 million in the third quarter of 2015. The decrease was driven mainly by the lower marketing expenses aimed at the acquisition of new consumers at the end of 2015 and first half of 2016 as

[1]	Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceed compared to a prior year, as well as the decrease in the kiosk network in Russia in the second half of 2015 and overall economic downturn affecting consumer activity.

Recent Developments

Dividend: Following the determination of third quarter 2016 financial results our Board of Directors approved a dividend of USD 22 cents per share. The dividend record date is December 5, 2016, and the Company intends to pay the dividend on December 6, 2016. The holders of ADSs will receive the dividend shortly thereafter.

Dividend distributions for the remainder of 2016 are subject to our future cash flow needs, including our cash requirements in connection with our new projects or otherwise.

Regulation by the Central Bank of Russia: Our kiosk network in Russia was affected by the enhanced controls that the Central Bank of Russia has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts, as disclosed in our Form 6-K filed on November 2, 2015.

Although this adversely affects the availability and convenience of our services to consumers in the short-term through the reduction of the size of our network, we continue to believe that increased transparency in the kiosk market has already improved our market share and will allow us to improve our market share in the future and strengthen our competitive advantages.

SOVEST: today QIWI announced its new project SOVEST. SOVEST is a new consumer oriented payment-by installments card product developed to help customers get easy, convenient and transparent access to funds and purchase goods and services from partner merchants in the most beneficial way.

2016 Guidance2

QIWI reiterates its guidance in respect of 2016 Adjusted Net Revenue and Adjusted Net Profit outlook:

•	Total Adjusted Net Revenue is expected to increase by 2% to 5% over 2015

•	Adjusted Net Profit is expected to increase by 5% to 10% over 2015

The overall macroeconomic conditions continue to adversely affect the purchasing power of Russian population as decreasing real wages put pressure on the disposable income. This in turn leads to the overall decrease in consumer spending and consequently our payment volumes.

We have also noted negative trends in Money Remittance market due to shifting migration trends. We anticipate that downward trends and weaker demand for money remittance services can negatively affect our volumes and revenues in this category.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss third quarter 2016 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, Alexander Karavaev, chief financial

[2]	Guidance is provided in Russian rubles

officer, and Oleg Ryazhenov-Sims, Project CEO. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13649855. The replay will be available until Tuesday, November 29, 2016. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.5 million virtual wallets, over 163,000 kiosks and terminals, and enabled merchants to accept over RUB 71 billion cash and electronic payments monthly from over 58 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels and trends in each of our market verticals. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in average net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of September 30,	As of September 30,
	2015 (audited)	2016 (unaudited)	2016 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	366	514	8
Goodwill and other intangible assets	12,254	11,993	190
Long-term debt instruments	1,563	397	6
Long-term loans	23	134	2
Other non-current assets	52	59	1
Deferred tax assets	304	228	4

Total non-current assets	14,562	13,325	211

Current assets
Trade and other receivables	5,092	3,624	57
Short-term loans	340	45	1
Short-term debt instruments	1,338	1,785	28
Prepaid income tax	97	105	2
VAT and other taxes receivable	26	43	1
Cash and cash equivalents	19,363	16,695	264
Other current assets	759	802	13

Total current assets	27,015	23,099	366

Total assets	41,577	36,424	577

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	30
Share premium	12,068	12,068	191
Other reserve	840	976	15
Retained earnings	7,177	5,806	92
Translation reserve	461	186	3

Total equity attributable to equity holders of the parent	22,423	20,913	331
Non-controlling interest	13	16	0

Total equity	22,436	20,929	331

Non-current liabilities
Other non-current liabilities	3	2	0
Deferred tax liabilities	1,138	1,022	16

Total non-current liabilities	1,141	1,024	16

Current liabilities
Trade and other payables	15,295	12,448	197
Amounts due to customers and amounts due to banks	2,243	1,590	25
Income tax payable	334	313	5
VAT and other taxes payable	119	108	2
Other current liabilities	9	12	0

Total current liabilities	18,000	14,471	229

Total equity and liabilities	41,577	36,424	577

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2015	September 30, 2016	September 30, 2016
	RUB	RUB	USD(1)
Revenue	4,691	4,412	70
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,488	2,095	33
Selling general and administrative expenses	878	784	12
Depreciation and amortization	209	195	3
Profit from operations	1,116	1,338	21

Other income	7	3	0
Other expenses	—	(50)	(1)
Foreign exchange gain	1,667	80	1
Foreign exchange loss	(586)	(135)	(2)
Interest income	1	5	0
Interest expense	(37)	(12)	(0)

Profit before tax	2,168	1,229	19
Income tax expense	(186)	(243)	(4)

Net profit	1,982	986	16

Attributable to:
Equity holders of the parent	1,980	982	16
Non-controlling interests	2	4	0
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	72	(26)	(0)

Total comprehensive income net of tax	2,054	960	15

attributable to:
Equity holders of the parent	2,051	956	15
Non-controlling interests	3	4	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	32.79	16.14	0.26
Diluted profit attributable to ordinary equity holders of the parent	32.74	16.05	0.25

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2015	September 30, 2016	September 30, 2016
	RUB	RUB	USD(1)
Revenue	12,859	12,988	206
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	6,175	6,152	97
Selling general and administrative expenses	2,323	2,197	35
Depreciation and amortization	468	572	9
Profit from operations	3,894	4,067	64

Gain from disposal of subsidiaries	33	—	—
Other income	15	6	0
Other expenses	(11)	(58)	(1)
Foreign exchange gain	1,801	775	12
Foreign exchange loss	(915)	(1,485)	(24)
Interest income	3	29	0
Interest expense	(78)	(52)	(1)

Profit before tax	4,742	3,282	52
Income tax expense	(738)	(652)	(10)

Net profit	4,004	2,630	42

Attributable to:
Equity holders of the parent	3,920	2,620	41
Non-controlling interests	84	10	0
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	87	(275)	(4)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	56	—	—

Total comprehensive income net of tax	4,147	2,355	37

attributable to:
Equity holders of the parent	4,035	2,345	37
Non-controlling interests	112	10	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	68.84	43.25	0.68
Diluted profit attributable to ordinary equity holders of the parent	68.61	43.17	0.68

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	September 30,	September 30,	September 30,
	2015	2016	2016
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	4,742	3,282	52

Adjustments to reconcile profit before income tax to net cash flow (used in)/generated from operating activities
Depreciation and amortization	468	572	9
Foreign exchange loss/(gain), net	(886)	710	11
Interest income, net	(455)	(592)	(9)
Bad debt expense, net	73	11	0
Share-based payments	62	136	2
Gain from disposal of subsidiaries	(33)	—	—
Other	(12)	36	1

Operating profit before changes in working capital	3,959	4,155	66

Decrease in trade and other receivables	3,442	1,475	23
Decrease in other assets	134	27	0
Decrease in amounts due to customers and amounts due to banks	(869)	(653)	(10)
Decrease in accounts payable and accruals	(12,219)	(2,928)	(46)
Decrease in loans issued from banking operations	12	7	0

Cash (used in)/ generated from operations	(5,541)	2,083	33

Interest received	545	591	9
Interest paid	(84)	(80)	(1)
Income tax paid	(585)	(721)	(11)

Net cash flow (used in)/ generated from operating activities	(5,665)	1,873	30

Cash flows generated from investing activities
Cash acquired/(spent) upon business combination	3,200	(10)	(0)
Purchase of available-for-sale investments	(6)	—	—
Proceeds from sale of investments	8	—	—
Purchase of property and equipment	(82)	(259)	(4)
Purchase of intangible assets	(192)	(198)	(3)
Net cash outflow on disposal of subsidiaries	(16)	—	—
Loans issued	(43)	(659)	(10)
Repayment of loans issued	—	762	12
Purchase of debt instruments	(982)	(549)	(9)
Proceeds from settlement of debt instruments	2,045	1,326	21

Net cash flow generated from investing activities	3,932	413	7

Cash flows used in financing activities
Proceeds from borrowings	55	2	0
Repayment of borrowings	(484)	(4)	(0)
Dividends paid to owners of the Group	(699)	(3,776)	(60)
Dividends paid to non-controlling shareholders	—	(7)	(0)
Net cash flow used in financing activities	(1,128)	(3,785)	(60)

Effect of exchange rate changes on cash and cash equivalents	935	(1,169)	(19)

Net decrease in cash and cash equivalents	(1,926)	(2,668)	(42)

Cash and cash equivalents at the beginning of the period	17,095	19,363	307

Cash and cash equivalents at the end of the period	15,169	16,695	264

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2015	September 30, 2016	September 30, 2016
	RUB	RUB	USD(1)
Revenue	4,691	4,412	69.9
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,488	2,095	33.2
Plus: Compensation to employees and related taxes	326	345	5.5

Total Adjusted Net Revenue	2,529	2,662	42.1

Payment Revenue(2)	3,701	3,674	58.2
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	2,123	1,857	29.4
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	258	288	4.6

Payment Adjusted Net Revenue	1,836	2,105	33.3

Other Revenue(5)	990	738	11.7
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	366	238	3.8
Plus: Compensation to employees and related taxes allocated to other revenue(4)	69	57	0.9

Other Adjusted Net Revenue	693	557	8.8

Payment Adjusted Net Revenue	1,836	2,105	33.3
E-commerce	678	863	13.7
Financial services	233	357	5.7
Money remittances	546	587	9.3
Telecom	262	202	3.2
Other	117	96	1.5
Other Adjusted Net Revenue	693	557	8.8

Total Adjusted Net Revenue	2,529	2,662	42.1

Net Profit	1,982	986	15.6

Plus:
Depreciation and amortization	209	195	3.1
Other income	(7)	(3)	(0.0)
Other expenses	—	50	0.8
Foreign exchange gain	(1,667)	(80)	(1.3)
Foreign exchange loss	586	135	2.1
Interest income	(1)	(5)	(0.1)
Interest expenses	37	12	0.2
Income tax expenses	186	243	3.8
Share-based payments expenses	15	136	2.2

Adjusted EBITDA	1,340	1,669	26.4

Adjusted EBITDA margin	53.0%	62.7%	62.7%
Net profit	1,982	986	15.6
Amortization of fair value adjustments(7)	106	92	1.5
Share-based payments expenses	15	136	2.2
Effect of taxation of the above items	(20)	(19)	(0.3)
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(950)	76	1.2

Adjusted Net Profit	1,133	1,271	20.1

Adjusted Net Profit per share:
Basic	18.77	21.01	0.33
Diluted	18.74	20.90	0.33
Shares used in computing Adjusted Net Profit per share
Basic	60,373	60,477	60,477
Diluted	60,467	60,797	60,797

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended
	September 30, 2015	September 30, 2016	September 30, 2016
	RUB	RUB	USD(1)
Revenue	12,859	12,988	205.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	6,175	6,152	97.4
Plus: Compensation to employees and related taxes	884	954	15.1
Total Adjusted Net Revenue	7,569	7,790	123.3

Payment Revenue(2)	9,945	10,730	169.9

Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	5,077	5,397	85.5
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	684	788	12.5

Payment Adjusted Net Revenue	5,551	6,121	96.9

Other Revenue(5)	2,915	2,258	35.7
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	1,097	755	12.0
Plus: Compensation to employees and related taxes allocated to other revenue(4)	200	166	2.6

Other Adjusted Net Revenue	2,018	1,669	26.4

Payment Adjusted Net Revenue	5,551	6,121	96.9
E-commerce	2,089	2,523	39.9
Financial services	1,034	1,093	17.3
Money remittances	1,279	1,594	25.2
Telecom	768	615	9.7
Other	382	296	4.7
Other Adjusted Net Revenue	2,018	1,669	26.4

Total Adjusted Net Revenue	7,569	7,790	123.3

Net Profit	4,004	2,630	41.6

Plus:
Depreciation and amortization	468	572	9.1
Other income	(15)	(6)	(0.1)
Other expenses	11	58	0.9
Foreign exchange gain	(1,801)	(775)	(12.3)
Foreign exchange loss	915	1,485	23.5
Interest income	(3)	(29)	(0.5)
Interest expenses	78	52	0.8
Income tax expenses	738	652	10.3
Share-based payments expenses	62	136	2.2
Gain from disposal of subsidiaries	(33)	—	—

Adjusted EBITDA	4,424	4,775	75.6

Adjusted EBITDA margin	58.4%	61.3%	61.3%
Net profit	4,004	2,630	41.6
Amortization of fair value adjustments(7)	167	276	4.4
Share-based payments expenses	62	136	2.2
Effect of taxation of the above items	(32)	(54)	(0.9)
Gain from disposal of subsidiaries	(33)	—	—
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(885)	786	12.4

Adjusted Net Profit	3,283	3,774	59.8

Adjusted Net Profit per share:
Basic	57.65	62.44	0.99
Diluted	57.46	62.33	0.99
Shares used in computing Adjusted Net Profit per share
Basic	56,943	60,442	60,442
Diluted	57,139	60,547	60,547

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	September 30, 2015(1)	September 30, 2016	September 30, 2016
	RUB	RUB	USD (2)
Payment volume (billion)(3)(4)	265.1	214.5	3.4

E-commerce	31.2	35.1	0.6
Financial services	79.6	67.0	1.1
Money remittances	62.5	46.7	0.7
Telecom	68.4	49.8	0.8
Other	23.5	15.9	0.3

Payment adjusted net revenue (million)(5)	1,835.9	2,105.4	33.3

E-commerce	677.8	863.5	13.7
Financial services	233.1	357.5	5.7
Money remittances	546.5	586.7	9.3
Telecom	261.8	201.5	3.2
Other	116.8	96.3	1.5

Payment average net revenue yield	0.69%	0.98%	0.98%

E-commerce	2.17%	2.46%	2.46%
Financial services	0.29%	0.53%	0.53%
Money remittances	0.87%	1.26%	1.26%
Telecom	0.38%	0.40%	0.40%
Other	0.50%	0.60%	0.60%

Total average Net Revenue Yield	0.95%	1.24%	1.24%
Active kiosks and terminals (units)(6)(7)	172,696	163,049	163,049
Active Qiwi Wallet accounts (million)(8)	16.7	16.5	16.5

(1)	Payment volumes and payment average net revenue yields presented for the respective period in 2015 differ from the data previously published, including as presented in our 20-F and our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes recognition and allocation between different market verticals in Contact and Rapida starting June 2015 as a result of our ongoing effort to bring Contact and Rapida methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made reduce total volumes for the period starting June 2, 2015 to December 31, 2015 and January 1, 2016 to March 31, 2016 by approximately RUB 13.8 billion and RUB 6.5 billion, respectively. Besides, certain reallocation of volumes between different market verticals shall be reflected in future earnings releases.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology used in QIWI’s Russian operations.
(4)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	The number of active kiosk and terminals for 3 months ended September 30, 2015 shown here differs from the financial statements for the nine months ended September 30, 2015 and reflect adjustments made to include Contact and Rapida physical points of service.
(8)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Nine months ended
	September 30, 2015(1)	September 30, 2016(1)	September 30, 2016
	RUB	RUB	USD (2)
Payment volume (billion)(3)(4)	626.2	607.8	9.6

E-commerce	78.2	95.5	1.5
Financial services	168.6	191.1	3.0
Money remittances	116.4	118.9	1.9
Telecom	195.3	149.1	2.4
Other	67.8	53.2	0.8

Payment adjusted net revenue (million)(5)	5,551.4	6,121.5	96.9

E-commerce	2,089.0	2,523.0	39.9
Financial services	1,033.7	1,093.0	17.3
Money remittances	1,278.9	1,594.1	25.2
Telecom	768.2	615.4	9.7
Other	381.7	296.0	4.7

Payment average net revenue yield	0.89%	1.01%	1.01%

E-commerce	2.67%	2.64%	2.64%
Financial services	0.61%	0.57%	0.57%
Money remittances	1.10%	1.34%	1.34%
Telecom	0.39%	0.41%	0.41%
Other	0.56%	0.56%	0.56%

Total average Net Revenue Yield	1.21%	1.28%	1.28%
Active kiosks and terminals (units)(6)(?)	172,696	163,049	163,049
Active Qiwi Wallet accounts (million)(8)	16.7	16.5	16.5

(1)	Payment volumes and payment average net revenue yields presented for the respective period in 2015 differ from the data previously published, including as presented in our 20-F and our quarterly earnings releases or otherwise and reflect adjustments made to the methodology of payment volumes recognition and allocation between different market verticals in Contact and Rapida starting June 2015 as a result of our ongoing effort to bring Contact and Rapida methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made reduce total volumes for the period starting June 2, 2015 to December 31, 2015 and January 1, 2016 to March 31, 2016 by approximately RUB 13.8 billion and RUB 6.5 billion respectively. Besides, certain reallocation of volumes between different market verticals shall be future earnings releases.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2016.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology used in QIWI’s Russian operations.
(4)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	The number of active kiosk and terminals for 3 months ended September 30, 2015 shown here differs from the financial statements for the nine months ended September 30, 2015 and reflect adjustments made to include Contact and Rapida physical points of service.
(8)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.